Exhibit 99.1


                 CANCELLATION OF ACQUISITION AGREEMENT BETWEEN
                            XYNERGY CORPORATION AND
                          WEB MARKETING NETWORK, INC.



This agreement is set forth on August 26, 2002, Xynergy Corporation, hereafter referred to as XYNY, and Web Marketing Network incorporated, hereafter referred to as WMN, hereby agree to dissolve the previous acquisition agreement entered into on January 10, 2002.

WMN acknowledges that due to unfavorable market conditions, insufficient financing, and other internal issues, it has not been able to meet the growth and profitability levels expected by XYNY at the time of the acquisition. WMN also acknowledges that, due to the aforementioned, it has been unable to provide XYNY wit the audited financials required by SEC regulations.

Both XYNY and WMN agree to a mutual release from any further obligations, and each party acknowledges that there are no outstanding issues or financial obligations, unresolved. XYNY agrees to return all outstanding common shares, and all intellectual and corporate property related to the acquisition of WMN, and WMN and Russell Rockefeller agree to return all common shares of XYNY.

Xynergy Corporation                             Web Marketing Network, Inc.



/s/                                             /s/
Edward A. Rose, Jr., CEO                        Russell Rockefeller, President

Dated:  8/26/02                                 Dated:  8/26/02